

November 8, 2013

Via E-mail
Daniel D. O'Neill
Principal Executive Officer
Direxion Asset Management LLC
1301 Avenue of the Americas (6th Avenue)
35th Floor
New York, NY 10019

> **Re:** **Direxion Shares ETF Trust II**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 10, 2013**
> **File No. 333-168227**

Dear Ms. Brickl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated February 12, 2013. Exhibit A does not appear to have been attached to the correspondence filed on EDGAR. Please advise.

Prospectus Cover Page

2. We note your disclosure on the cover page, and similar disclosure in the summary, that "[i]mplications of Shorting: Each fund with 'Bear' in its name pursues investment goals that are inverse to the performance of the benchmark … which is an investment strategy opposite of most *mutual funds.*" (Emphasis added). This disclosure does not appear to be applicable to this offering. Please revise or advise.

3. We note your disclosure in all capital letters towards the bottom of the cover page that, "Neither the Trust nor any fund is a mutual fund or any other type of investment company as defined in the Investment Company *Action* of 1940 …" (emphasis added). Please revise to state "Investment Company Act." Also, at the end of this same paragraph, please include the following disclosure: "INVESTORS IN THE FUNDS ARE THEREFORE NOT AFFORDED THE PROTECTIONS OF THE INVESTMENT COMPANY ACT OR REGULATION BY THE SEC'S DIVISION OF INVESTMENT MANAGEMENT."

Summary, page 4

4. We have reviewed your response to comment 16 of our letter dated February 12, 2013. Please include disclosure in the prospectus as to where investors may find the daily NAV of the Funds.

Plan of Distribution, page 76

5. We have reviewed your response to comment 31 of our letter dated February 12, 2013. Please note, however, that the Initial Authorized Participant will be deemed to be a statutory underwriter under Section 2(a)(11). As such we reissue the comment and request that you revise the Plan of Distribution section accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Angela Brickl
       Direxion Asset Management, LLC

       W. Thomas Conner
       Reed Smith LLP